SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2007

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: May 1, 2007	By:	/s/ Nancy C. Gardner

REUTERS GROUP PLC – FIRST QUARTER REVENUE STATEMENT

for the three months to 31 March 2007

25 April 2007

REUTERS Q1 2007 REVENUE STATEMENT

Financial highlights

•	Q1 total revenue of £626 million (2006: £633 million)

•	Underlying revenue growth of 6.5%, including two percentage points from Core Plus

•	On an actual basis, revenue decline of 1.1% resulting from currency effects, principally the weakening US dollar

•	Full year revenue and margin guidance unchanged

Business highlights

•	Strong growth in

o	Transactions systems (32% underlying), driven by strong foreign exchange markets
o	Research & Asset Management (24% underlying), with good sales of Reuters Knowledge
o	Enterprise Information (15% underlying), fuelled by demand for datafeeds to support business automation

•	£15 million from Core Plus initiatives in electronic trading, high value content, enterprise solutions and new markets

•	Good early progress with FXMarketSpace: user community growing in line with plan

•	Small improvement in 2006 market share

Tom Glocer, Reuters Chief Executive, said: "Our first quarter results confirm that we have made a strong start to 2007. Reuters continues to benefit from the focused investment we announced with Core Plus, the early indications from FXMarketSpace are encouraging, and we are well-positioned to deliver on our full-year expectations."

Notes to Analysts

Underlying percentage change excludes acquisitions and disposals since 1 January 2006 and is stated at constant exchange rates. Reconciliations to equivalent IFRS figures can be found at www.about.reuters.com, in the Investors section under Financial Data.

This announcement includes forward-looking statements. See page 9 for a description of risk factors.

REVENUE REVIEW

Reuters revenue for the three months to 31 March 2007 was £626 million, an increase of 6.5% on an underlying basis.

Currency had a negative effect of 7.6 percentage points year-on-year during the first quarter. This was driven by the weakening against Sterling of the US Dollar (12%), Euro (2%) and Yen (13%). During the quarter, the US Dollar accounted for 47% of revenue, the Euro for 25% and the Yen for 5%.

Average Exchange Rates
	Q1 2007	Q1 2006	Full year 2006

£/$US	1.96	1.76	1.83
£/€	1.50	1.47	1.47
£/¥	232.96	206.56	212.92

At current exchange rates and currency mix, a 5 cent weakening in the average annual exchange rate of either the US Dollar or the Euro against Sterling would decrease Reuters annual trading profit by approximately £10 million, and vice versa.

Core Plus initiatives contributed £15 million of revenue in the first quarter, equivalent to two percentage points of underlying growth, with the most significant sources of new revenue being next generation electronic trading initiatives, the addition of high value content to Reuters Knowledge, new enterprise solutions such as Reuters Datafeed Direct and Reuters DataScope Tick History, and new markets initiatives in Consumer Media, China and India.

Core underlying revenue growth benefited from volume growth, the successful implementation of the 2007 price increase and recoveries (exchange fees and specialist data). The key drivers of volume growth are new sales and migrations to Reuters premium 3000 Xtra product, higher levels of data consumption and increased usage revenues arising from growth in Reuters Dealing Matching.

Reuters underlying growth rate improved in the Americas to 10%. Asia sustained underlying revenue growth of 6%. Revenue from Europe, the Middle East and Africa continued to show an improving trend, increasing by 5% on an underlying basis. However, growth in continental Europe continues to be constrained by consolidation, particularly in Italy.

MARKET SHARE

Each year, Reuters conducts a market size and share study measuring the market for financial information and services, now sized at over £6 billion, that accounts for over 80% of Reuters revenue.

In 2006, Reuters share of global financial information and services revenue was 27%, a small improvement over 2005. This reflected share gains via large enterprise deals and in sales of pricing and reference datafeeds, in trade and risk management and in commodities and energy, which were partly offset by legacy product revenue attrition, notably Telerate.

BUSINESS DIVISIONS REVIEW

Sales & Trading

Revenue from Sales & Trading was £400 million, an underlying increase of 4% (a decrease of 4% on an actual basis). Currency effects caused the difference between actual and underlying performance. The key revenue drivers were

•	Reuters 3000 Xtra subscription revenue within Sales & Trading of £150 million, an underlying increase of 13%. This arose from sales of new desktop accesses (with strong growth in credit derivatives), customer migration from legacy products, and the price increase applicable to Reuters 3000 Xtra which was implemented at the start of the year.

•	A strong performance from Reuters foreign exchange products in buoyant markets. Usage revenue from transactions systems was £24 million (an underlying increase of 32%). Revenue from Reuters Conversational Dealing was £62 million (an underlying increase of 4%), reflecting growing user numbers in both established and emerging markets.

•	A 21% underlying decline in Reuters Trader family products to £72 million. This reflects customer migration from legacy products, principally Telerate and 2000/3000 series products.

Recoveries revenue in Sales & Trading increased by 11% on an underlying basis.

The key contributors to Core Plus revenue within Sales & Trading were Prime Brokerage, which gives hedge funds electronic access to the interbank foreign exchange market; Reuters suite of electronic trading products, such as Reuters Trading for FX; and Reuters Trade Notification Service, a post-trade messaging system for use by foreign exchange brokers and their clients.

Research & Asset Management

Revenue from Research & Asset Management was £84 million, a 24% underlying increase (16% on an actual basis) compared to the first quarter of 2006. Seven percentage points of the division’s underlying revenue growth resulted from customers migrating from Sales & Trading products to Research & Asset Management products, primarily the Reuters Knowledge product family.

Reuters Research & Asset Management business serves two user communities – Investment Banking, Investment Management & Corporates (IB & IM) and Wealth Management.

IB & IM revenue was £51 million, growing 35% on an underlying basis, driven by the success of the Reuters Knowledge family of products which includes desktop accesses as well as feeds of fundamentals and estimates content that customers integrate into their own systems.

Wealth Management revenue was £33 million, an underlying increase of 10%, reflecting continued strength in the Lipper funds information business and client demand for feed and web-based solutions to support their wealth management businesses.

The key contribution to Core Plus revenue in Research & Asset Management came from high value content enhancements in the Reuters Knowledge product family. New additions in the quarter included proprietary loan pricing data, economic data and information on companies’ pension fund obligations.

Enterprise

The Enterprise division delivered revenues of £101 million, an underlying increase of 7% (a 1% decrease on an actual basis).

Revenue from Enterprise Information, which includes Reuters real time and reference datafeeds, was £64 million (a 15% underlying increase) as machine-based data consumption continued to grow to fuel customers’ electronic trading applications and to help them become increasingly efficient through business automation.

Revenue from Trade and Risk Management was £19 million, a 10% underlying increase, driven by new business in Europe and Asia. The integration of technology acquired with Application Networks is on schedule, and boosts Reuters competitive position in a market where customers are increasingly looking to buy a broad, well-integrated risk management platform.

Revenue from Information Management Systems, which includes the Reuters Market Data Systems was £18 million (a decline of 17% on an underlying basis and 24% at actual rates) as customers at smaller sites moved to desktop-based products and the process of withdrawal from legacy market data systems and the hardware business continued.

Core Plus revenues from Enterprise came from Reuters Datafeed Direct, Reuters Datascope Tick History and Reuters Tick Capture Engine, driven mainly by demand for automated trading solutions from large sell-side firms and hedge funds, and from Reuters Wireless Delivery Service.

Media

Media revenue was £41 million, an underlying increase of 2% (a 5% decline at actual rates) against a strong Q1 2006 comparative.

Agency revenue was £35 million, an underlying increase of 2%, as Reuters continued to benefit from the growing requirement for multi-media content, for example, the demand from newspapers for video to use on their websites. Video and pictures product lines also showed growth. This growth was partially offset by lower TV usage revenue against a tough year-on-year comparable. TV usage revenue is characterised by uneven phasing.

Consumer revenue totalled £6 million, an underlying increase of 3%, driven by growth in online syndication. Online syndication initiatives and partnership initiatives were the major contributors to Core Plus revenue growth this quarter.

NOTES

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 16,900 staff in 94 countries, including 2,400 editorial staff in 196 bureaux serving 131 countries. In 2006, Reuters revenues were £2.6 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Reuters will hold a conference call for investors at 09:30 BST. To participate, please register on-line at http://registration.intercall.com/go/reutersir. An e-mail confirmation, containing the dial-in details, will be sent by return.

Photographs are available at www.about.reuters.com/pressoffice/library/photos/senior.asp

Contacts

Investors		Press

Miriam McKay	Tel: +44 (0) 20 7542 7057	Ed Williams	Tel: +44 (0) 20 7542 6005
miriam.mckay@reuters.com		ed.williams@reuters.com

Karen Almeida	Tel: +44 (0) 20 7542 8617	Steve Clarke	Tel: + 44 (0) 20 7542 6865
karen.almeida@reuters.com		steve.clarke@reuters.com

Chris Collett	Tel: +44 (0) 20 7542 2867
chris.collett@reuters.com

FINANCIAL STATEMENTS

REVENUE & ACCESSES

1) REVENUE BY DIVISION BY TYPE – THREE MONTHS TO 31 MARCH 2007 (UNAUDITED)

	Three months to 31 March		% Change
	2007	2006*	Actual		Underlying
	£m	£m

Recurring	375	394	(5%	)	2%
Usage	24	20	19%		32%
Outright	1	1	—		67%

Sales & Trading	400	415	(4%	)	4%

Recurring	84	73	17%		25%
Usage	—	—	—		—
Outright	—	—	—		—

Research & Asset Management	84	73	16%		24%

Recurring	92	92	—		8%
Outright	9	10	(11%	)	(7%	)

Enterprise	101	102	(1%	)	7%

Recurring	33	33	—		5%
Usage	8	10	(17%	)	(10%	)

Media	41	43	(5%	)	2%

Recurring	584	592	(1%	)	6%
Usage	32	30	7%		18%
Outright	10	11	(11%	)	(6%	)

Total revenue	626	633	(1%	)	6%

From 1 January 2007, Reuters made changes to the allocation of revenues between business divisions to reflect changes in the management of communications revenues. These revenues are no longer allocated as recoveries to Sales & Trading, but are now allocated between business divisions in line with the products with which they are associated. 2006 comparatives have therefore been restated to decrease recoveries revenues in Sales & Trading by £22m and to increase product revenues by £13m, to increase product revenues in Research & Asset Management by £3m and to increase product revenues in Enterprise by £6m.

2) REVENUE BY DIVISION BY PRODUCT FAMILY – THREE MONTHS TO 31 MARCH 2007 (UNAUDITED)

	Three months to 31 March		% Change
	2007	2006*	Actual		Underlying
	£m	£m

Reuters Xtra	255	247	3%		11%
Reuters Trader	72	98	(27%	)	(21%	)
Recoveries	73	70	4%		11%

Sales & Trading	400	415	(4%	)	4%

IB & IM	51	40	29%		35%
Reuters Wealth Management	33	33	—		10%

Research & Asset Management	84	73	16%		24%

Reuters Enterprise Information	64	60	7%		15%
Reuters Information Management	18	24	(24%	)	(17%	)
Reuters Trade and Risk Management	19	18	3%		10%

Enterprise	101	102	(1%	)	7%

Agency Services	35	36	(5%	)	2%
Consumer Media	6	7	(8%	)	3%

Media	41	43	(5%	)	2%

Total revenue	626	633	(1%	)	6%

As described in the footnote under table 1 on page 6, Reuters made changes to the allocation of revenues between business divisions to reflect changes in the management of communications revenues. The 2006 divisional revenue comparatives have been restated as described in the footnote on page 6.

3) REVENUE BY GEOGRAPHY – YEAR ENDED 31 DECEMBER 2006 (UNAUDITED)

	Three months to 31 March		% Change
	2007	2006*	Actual		Underlying
	£m	£m

Europe, Middle East & Africa	345	341	—		5%
Americas	172	177	(1%	)	10%
Asia	109	115	(5%	)	6%

Total revenue	626	633	(1%	)	6%

4) QUARTERLY NON-GAAP PRODUCT FAMILY STATISTICS (UNAUDITED)

				Underlying
	Three months ended			percentage change
				Versus		Versus
	March	December	March	December		March
	2007	2006	2006	2006		2006

Period end accesses (000s)
3000 Xtra	117	112	103	4%		13%
Dealing	18	18	18	—		2%
Other Xtra	2	2	2	18%		30%

Reuters Xtra	137	132	123	4%		11%

Reuters Trader*	90	99	112	(9%	)	(19%	)

Reuters Knowledge	14	14	12	—		18%

Reuters Wealth Manager*	94	97	100	(4%	)	(6%	)

Total period end accesses	335	342	347	(2%	)	(3%	)

Access driven revenue (£m)
Total access driven revenue	320	325	329	1%		4%
Other recurring revenue	264	265	263	3%		8%

Recurring revenue	584	590	592	2%		6%

Average revenue per access (£)
Total average revenue per access	315	311	317	4%		7%

*In Q1 2007, there has been a minor reclassification of prior year access numbers between product families to reflect changes in the management of certain products.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of restructuring programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•	Reuters ability to realise the anticipated benefits of its Core Plus growth and transformation strategy;

•	unfavourable conditions in financial markets;

•	the impact of currency and interest rate fluctuations on the Group’s reported revenue and earnings;

•	difficulties or delays that Reuters Group may experience in developing or responding to new customer demands or launching new products;

•	the dependency of Reuters on third parties for the provision of certain network and other services;

•	any significant failures or interruptions experienced by the Reuters networks or systems and such networks’ ability to accommodate increased traffic;

•	the impact of a decline in the valuation of companies in which Reuters has invested;

•	the impact of significant competition or structural changes in the financial information and trading communities;

•	changes in the regulatory environment;

•	adverse governmental action in countries where Reuters conducts activities;

•	the ability of Reuters to realise the anticipated benefits of acquisitions, joint ventures, investments and dispositions;

•	the increasingly litigious environment in which Reuters operates, especially in the area of patent and other intellectual property claims.

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

Ends

REUTERS

FIRST QUARTER 2007

CONFERENCE CALL

25th Wednesday, 25 April 2007

        Miriam McKay: Ladies and gentlemen, good morning and welcome to Reuters first quarter conference call. It is my pleasure to introduce Tom Glocer, our CEO, who will give you a brief business update, and David Grigson, our CFO, who will walk you through the numbers. Before we kick off, I need to remind you that our comments today may include forward-looking statements, and the risk factor section of our Annual Report and today’s press release describe certain important factors which could cause actual results to change materially from our forward-looking statements today. You can get copies of our Annual Report from our website or from our Corporate Relations offices here in London or New York. With that, Tom, over to you.

        Tom Glocer: Good morning, everyone. It is less than two months since we last updated you, so I do not intend to take up too much of your time this morning. Instead, let me give you my summary view of Reuters progress in the first quarter, touch on market share and then outline progress in our FX franchise, before handing you over to David for a more systematic review of our Q1 revenue.

        Personally, I am really pleased with the strong start we have made to the year. Our conversations with customers suggest that market momentum remains strong, and our sales this quarter have been very good. Just as I am sure you are, we are watching consolidation moves very carefully, but we have not seen anything yet which could blow us substantially off course, including ABN. The big moves in the currency markets are hurting our reported numbers, but boosting our Treasury business. In short, operating conditions are well in line with what we were expecting when we spoke to you in March and as a result revenue and margin guidance for 2007 remain unchanged.

        Today, we announced the results of our annual market share study which we have been publishing for the last four years. In our core financial information and services business, our research shows that we saw a small improvement in our market share, year on year. This is consistent with the enterprise wide deals that we have struck during the year and the read-across from our own rate of revenue growth in 2006. We are doing better at the big banks, better in the CityplaceEnterprise data space and overall our progress is steady and favourable.

        There are a couple of things I would like to pick up on in FX. The market remains strong and we saw record volumes in Matching and Prime Brokerage in March. We are also pleased that the Chinese renminbi now is trading electronically on a Reuters platform. FX MarketSpace, our joint venture with the CME, launched on schedule on 26 March, and the venture is very much on track.

        There are a number of aspects of FX MarketSpace that please me. First, we are seeing good growth in the number of users in the community. Secondly, the customers are diverse in terms of geography and trading style. Thirdly, feedback from customers is that they are very happy with the bid-ask spread, liquidity and depth of book and, last but not least, volumes are growing steadily and, although these are early days, we are quite pleased with progress. FX MarketSpace will go on to provide volume on a monthly basis, beginning with the April figures, which will be released on 7 May. With that, I would like to hand you over to David.

        David Grigson: Thank you, Tom. I shall briefly run through our first quarter numbers, without repeating everything from the trading statement, and then talk a little about our expectations for the remainder of the year. Needless to say, if there are any aspects of our revenue performance that you would like to cover in more detail, we shall be happy to pick those up under Q&A.

        Let me start by reinforcing Tom’s view that we are pleased to have made a good start to 2007 and we remain confident of delivering on our targets for the year as a whole, which we set out at the time of our preliminary results.

        In the first quarter, our business grew 6.5% on an underlying basis, which excludes the effects of currency and acquisitions. This 6.5% growth was driven by a healthy growth in the numbers of installed desktops across the business and by strong trading volumes, as well as the 2007 price increase and a good first quarter contribution from Core Plus. Revenue on an actual basis declined by 1.1%, as the impact of currency more than offset our underlying growth. Exchange rate movements caused a 7.6 percentage point reduction in our first quarter revenue growth, as sterling strengthened against all major currencies in which we derive our revenue. This is mainly down to the US dollar, which weakened by 12% year on year and accounts for around half our revenue. In addition, the euro, which contributes about one quarter of our revenue, fell 2%. Lastly the yen, which is about 5% of our revenue, weakened by 13%.

        Returning to our underlying growth rate of 6.5% for the quarter, you can see that we grew in all four divisions and in all three regions, with a particularly strong performance in Research & Asset Management and in the Americas. I will now touch on each of the divisions in turn.

        Sales & Trading was driven by a combination of volume growth and the 2007 price increase and recoveries. Our best performing products were in the top tier, with 3000 Xtra growing by 13%, thanks to a combination of new sales, migrations and the benefit of our price increases. Our FX franchise continues to see good growth, driven by increased levels of FX market activity and volatility. Conversational Dealing subscriptions were up 4%, with increased user numbers in emerging and established markets while usage revenue from transactions systems grew 32%, driven by strong volumes.

        The effect of migrating our Telerate customers over to Reuters services resulted in a drag on underlying Sales & Trading growth in the quarter. The migration process is proceeding apace in the Americas and in our larger customers and we are confident that overall migrations will results in a one percentage point drag on full year Group revenue growth, as we set out at the prelim results in March.

        The Research & Asset Management division grew by 24% on an underlying basis. Seven percentage points of this underlying revenue growth resulted from customers migrating from Sales & Trading products to the Research & Asset Management family, primarily the Reuters Knowledge/3000 Xtra combination. This migration is revenue-advantageous to the Group as a whole but does tend to slightly flatter the Research & Asset Management division at the expense of the much larger Sales & Trading division.

        Investment Banking & Investment Management grew revenue by 35% on an underlying basis, thanks to the sales of our desktop product – Knowledge – as well as our content in datafeed format. Wealth Management grew 10% underlying, driven by our content businesses such as Lipper and client demand for feed and web-based solutions to support their Wealth Management businesses.

        The Enterprise division grew 7% on an underlying basis, with excellent sales of real-time and reference datafeed products driving 15% growth in Enterprise Information. Trade and Risk Management grew 10% on an underlying basis, while Information Management continued to see the effect of planned withdrawals. Overall, we are very pleased by the continued growth of the eEnterprise division, which is a leader in this higher growth segment of the market. Not only is this business highly resilient but it continues to outperform the Group as a whole.

        Moving on to Media, revenue grew by 2% on an underlying basis, versus a tough comparable last year. The Agency business grew 2%, as Reuters continues to benefit from the demand for multi-media content, for example, the demand for video for newspapers to use on their websites. The growth this quarter was partially offset by a decline in TV usage revenue, which tends to be unevenly phased.

        Let me return to Group revenue and deal with progress against our Core Plus targets. The 6.5% underlying revenue growth that we achieved in the quarter includes two percentage points from Core Plus initiatives, which represents about £15 million of revenue. This performance is consistent with our guidance for the full year that Core Plus initiatives would contribute 2+ percentage points to underlying revenue growth. All four of the main elements of Core Plus contributed to growth in the quarter: electronic trading; high value content; Enterprise solutions and new markets.

        In summary, we feel that we have made a strong start to the year, driven by robust market conditions and by good customer uptake of our recently launched products.

        With that, I shall hand over to Miriam for your questions.

        Miriam McKay: Thank you, David, and thank you, Tom.

Questions & Answers

        Colin Tennant (Lehman Brothers): I have a couple of questions. The first is on the market share data. I wondered whether you could elaborate across the different divisions or product lines and say how the market share is developing. Are there any take-aways that you have spotted from the trends there, that you might want to highlight.

        The other question is on the Core Plus momentum. Obviously, the Core Plus number in Q4 was pushed up by some outright sales. Could you give us a little more detail on the nature of those outright sales and how the Core Plus will split out between monthly outright stuff and recurring sales through the year?

        Tom Glocer: I will comment on the market share data. This really is fresh off the press and so we are still trying to extract meaning from it, but a couple of trends are emerging.

        First, I was very pleased to see progress by us on the buy side, borne out obviously, in the revenue figures that you see for Q1 but also in the continued strong march of Reuters Knowledge. We are obviously still sell-side very oriented in a lot of our revenues, but it is really great for me to see that we are beginning to build a beach-head and that it can be done, and that it is around a strong product.

        Secondly, the whole Enterprise data story, both real-time data to power applications and trading engines and historical and reference data, is an area in which we have always been strong. It is pleasing to see that the market as a whole is shifting from being very terminal-oriented to being a mix of terminals and Enterprise. That structural shift helps us and is borne out in the numbers. The Asia market share was strong regionally and I would expect, as we go forward, that the improved performance that we are beginning to see in RAM may show us picking up some market there over time, which would be great.

        And then the final take-away is all around these Enterprise agreements. We are doing well with that client base and what you see is both the players in the market doing well, with Bloomberg probably doing a bit better on the individual hedge fund expansion. But I am quite pleased, and it is positive that we are growing now for the first time organically. In the past, whatever market share we have picked up has tended to be by acquisition.

        David Grigson: On the Core Plus, Q4 through to Q1 progression, you are right that Q4 Core Plus revenues, which were £16 million were boosted by a number of outright deals. They were included in Core Plus because they were almost exclusively in China and related to a small number of risk and trade management deals that we did there. A big chunk of it was delivering the final drop of the CFETS system – that is the Chinese foreign exchange trading system that we have been working on for some while that incidentally is now starting to see some trading on the renminbi there as well, which is clearly good news – and that revenue, as we know from previous quarter by quarter progressions, can be quite lumpy.

        So the £15 million this year is pretty well exactly where we expected it to be and, insofar as we might see some outright components in Core Plus, they will not be materially different in terms of the overall revenue mix and what you see for the firm as a whole. So do not expect anything particularly different there.

        Colin Tennant: Okay, thanks. And can I just follow up quickly on the Enterprise deal? I see you have just announced one with Barclays Wealth Managers and 800 desktops? Is that incremental? Or are those already in place? Maybe you can just tell us a little bit more about that deal.

        Tom Glocer: Yes. Most of it is incremental. I consider that a mini Enterprise deal, so it is an Enterprise deal with a large division of Barclays. We are obviously present on the BarCap side and the BGI side as well. It is positive for us again, (1) because of the ability to penetrate the buy side, (2) because it is a combination of Xtra Knowledge and Wealth Manager, and (3) because I would expect, in its wake, there is other Enterprise solutions business being pulled through. We flagged it because it follows the pattern of our large Enterprise deals. We have been working on it for a good long while and the level of engagement is high.

      Colin Tennant: Thanks very much.

        Paul Sullivan (Merrill Lynch): A couple of questions. First, can you provide a bit more colour about what you have been saying this morning about the net sales performance in the quarter and how, other things being equal, that will translate into the underlying revenue growth performance through the rest of this year? Secondly, just a question on the recoveries: is that 11% growth sustainable? And just a small point – the revenue you restated out of recoveries: is that growing at the same rate as recoveries? Or more in line with the underlying business? Then finally, can you just quantify the Telerate impact in the quarter within Sales & Trading. I may have missed that earlier on.

        Tom Glocer: I get the easy ones! So I will take the first one and leave all the good technical points to David. What more can I tell you on net sales? It is generally out there now that January was the best month we have on record going back to when we started keeping records in this form in 1994. February and March were very strong in their own rights, not quite at the January level. I am pleased because of the fact that we front end loaded it and we have been working to get out of the blocks in good form in Reuters, rather than just wait; and in the subscription business, the earlier you can get your net sales in the year, the better. I am not sure I have much to add – I do not think there are any new or different patterns in terms of how or when they flow through into installs and net revenue. But I will turn over to David for the other parts of the question.

        David Grigson: So, on the recoveries question, Paul – 11% growth in the quarter. Obviously we do not control pricing for third party content, including data from exchanges, so it is difficult to be precise about what we might see going forward. Our own guidance makes an assumption that overall for the year, recoveries revenues will be growing pretty well in line with the rest of our business. So it does not make any assumption about recoveries boosting our growth, although it clearly did a bit in the first quarter. The reason for that, as you will recall, is that last year, when the prices went through, they mainly impacted through the second quarter and we are seeing, if you like, the last quarter of that annual effect in the first quarter of this year. So there is a rather ‘one off’ feel to that. But we will see what happens in the second quarter. As I said, our guidance assumes that recoveries stayed pretty well in line with the rest of our revenue.

        Previously we had included in recoveries the sort of local cost that we incur when we deliver products and services to our customers. Under our BT contract, the commercial arrangements around all that have changed, so we are now no longer treating comms costs as a recovery; where appropriate we are charging it on to our customers in the normal course of business. Therefore, it is a revenue stream which is closely connected to products and products, of course, appear under different divisions according to where they are managed. Therefore, we have taken this particular revenue stream out and put it where it is now managed as part of the kind of product revenue.

        Coms revenues are declining slightly year on year, which has helped to boost the recovery number, now ex-coms, but it is a very small number. Most of it stays within Sales & Trading so from a divisional perspective, it does not really make too much difference. It simply reflects the way we are managing the business.

        On MLT migration, particularly in Sales & Trading, which is where most of the MLT revenues are, for the quarter as a whole, for the Group as a whole, MLT was a little over the 1% average that we are expecting for this year but within Sales & Trading it is a little more than that – closer to 2%. It has had an effect on this year’s underlying recurring revenue movement in Sales & Trading and, of course, last year it did not appear in underlying numbers at all, so that is a peculiarly 2007 impact.

        Paul Gooden (ABN): I have two questions please. The first one is on the Enterprise licence agreements that you signed HSBC up for at the beginning of the year, and it looks like you signed another one up today. Can you give us a rough sense of what proportion of your customers you currently have signed up to these types of deals and, realistically, where do you expect to get? Do you expect most customers to sign up, or do you think that it will just be a few?

        The second question is on FXMarketSpace. You gave us some colour this morning and I know we have the volume data out on 7 May. When you launch a new liquidity pool, it tends to be fairly binary, so I wonder if you can give us a little more colour on how things are going there? For example, are the trading volumes that are taking place at the moment happening at full list price, or are you having to discount significantly off your published list price?

        Tom Glocer: Let me try to answer both, and I shall start off with FXMS. I would agree with you that, ultimately, the results of a given transaction service are pretty binary, and it either gets critical mass, and then you get that positive feedback of liquidity begetting more liquidity, or not. However, the starts, if we just take any of the Reuters platforms, can take quite a lumpy path. Instinet was a little before my time but I know that for two or three years, absolutely nothing happened – it was quite ahead of its time. Then, again, when Reuters launched the original Matching service, there was even talk in the company at one point of pulling the plug, because it just did not seem to be going anywhere. There are many factors at play, including whether the market is yet ready for the particular model of trading being presented. Some folk sit on the sidelines until it seems inevitable that the service is getting critical mass.

        Turning specifically to FXMS, we shall provide the transparency of what the average daily volumes are, so that the venture itself will begin to publish those figures: 7 May for April and then on and on with trailing monthly figures. I certainly look at that and it is positive that we have seen a peak already of $1 billion a day as CME disclosed in their first quarter. However, in the early days what I look for is the quality of names coming into the community, the pipeline waiting to come on and why are they climbing on, and both of those are very good. Right now, most of the trading still comes from a pretty narrow band of players, but we are taking more and more in, so that is part of it.

        Finally, on the pricing discount etc, there is a very formal introduction plan, which seeks to motivate clearers to bring through their ultimate trading members, and the pricing is all out there. Much of it is on the website itself, so to my knowledge from being on the Board of the venture, there are no special deals, we have not had to break the policy. All of that is favourable but I would not look for May or June: I doubt you will get the definitive word that, yes, this is absolutely a guaranteed success, or not. We are in it for a good, steady improvement which is what the results today show.

        Let me say a quick word on the Enterprise deals. Overall, we manage roughly our top 25 accounts globally on a global basis, and that certainly includes ABN and Barclays. Of those 25 firms, we get almost that amount of revenue as a percentage of our total. To me, all of them are, in theory, the right sort of firms who would benefit from an Enterprise approach, largely because they are so global, because their operations span many markets, because they are both terminal users as well as very heavy consumers of data and solutions. We do not necessarily have a target that we get all 25 on Enterprise, and these are long sale-cycle deals whereby, at any one time, we are working on a couple. However, I would think that over time we shall see at least half of the large ones and a few others who may not be in the global accounts but, nonetheless, benefit from that sort of an approach.

        Paul Gooden: Thank you, and of those top 25 is it fair to say that just one of them at the moment has an enterprise agreement?

        Tom Glocer: Oh no. I am trying to think about how many we have talked about publicly: HSBC, Citi, Goldman, Merrill and there are probably one or two others that we have not mentioned. There are probably four on the new style, six or seven in total.

      Paul Gooden: Great, thank you.

        Redwan Ahmed (Oriel Securities): A quick question on consolidation. I know it is early days and we do not have the full details yet, but could you just talk a little about the potential impact of banking consolidation, considering that RBS, ABN and Barclays are amongst your top 20 clients?

        Tom Glocer: Sure. The first point to note is that, built right into the run rate at Reuters, is a healthy amount of consolidation, an ability to weather without significantly moving the numbers. In our first quarter, there is some level of consolidation activity flowing through from Italy. We have seen big mergers over the years and, as I have been flagging, I think there is more to come there. There has been a certain amount of merger activity as we have seen with the Landesbanken at Sparkasse level in Germany.

        The first point is that we expect there to be a reasonable amount of consolidation. The second point is that there is an interesting process in financial services of creative disruption – so yes, you see some consolidation at the top end among the very largest firms, but then there is a very interesting process of creation down below, hedge funds being the big story and lots of the firms who now, for instance, are on FXMarketSpace did not exist five years ago, but also on the advisory and banking boutique side. There are a lot that tend to come on in ones and twos, even when the big ones come out in, let us say, a hundred.

        The final thing I would point to very specifically about ABN is that it is early days. They have signed up to the Barclays deal but it is not yet 100% clear as to whether that will win the day – and that is the first point. The second point is there is a fairly significant regulatory process of approval and only then can we go in and engage in an integration plan, which we tend to do on a proactive basis. So this will have no effect on 2007, and a possible net sales effect in 2008, and probably revenues to the extent that there is a down-tick from it in 2009.

        Wrapping it all up, I am not particularly worried about ABN because that has been on the market for a couple of years. If you told me that there were going to be five or six of those big deals among our big accounts, or if every quarter there was a sizeable one, then we would have moved beyond the historical rate of consolidation which we can manage, through to something that might take a point or so off of our growth.

        Patrick Wellington (Morgan Stanley): Good morning everybody. I have a couple of questions. The first is on FXMarketSpace. Is it possible to give us an idea of what a good number is at this stage? What is $1 billion in the context of the market and future run rates? I know that the management of FXMarketSpace has talked about being bigger than some of the existing trading systems by the end of the year.

        Secondly, on the core business, could you comment on Europe? Europe grew by 5%, which is a marked improvement over recent times. Can you tell us what is going on there, given that you are still getting some consolidation in those markets.

        Tom Glocer: I will start with Europe. Europe, for us, is an even more expansive concept than for the European Commission. EMEA includes the fast-growing Gulf, Russia – where we do well — and Africa where this may be a long-term growth opportunity. I think one day we will sit around on calls like this and talk about the emerging Africa.

        Probably what has moved the needle the most within the core of Europe is Germany turning around and now performing well. The Nordics went through a very significant period of consolidation, with really only a handful of banks, and they are now growing very nicely again. In Italy, we have been seeing some continued negative performance, largely from consolidation. France is beginning to pick up. Given the size of Europe in our numbers, this is particularly nice to see.

        Speaking of numbers, and segueing over to FXMarketSpace, I do not know, one month in, what an impressive number is. The average trading is in the hundreds of millions. What will be important to me will be to see the trend over several months – say, look at the six monthly trend – and see how much additional volume we are bringing in, proportional to new entrants in the system. How intensively are those entrants using it? In what currency pairs is it coming? As a static ‘May’ number, if you told me that it was £200 million, that might be good, or if you told me that it was £500 million, that might be good. I am not deep enough, as a professional trading in the alternative systems, to know when it is really exciting.

        Polo Tang (UBS): I have two follow-up questions. The first is about the revenue progression throughout the year. Asking the question a different way, if you have done 6.5% revenue growth in Q1 and if your net sales momentum is very good – if you are adding more terminals across the year – then mathematically, should your organic revenue growth profile accelerate quarter by quarter as we go through the year? That is the first question.

        The second question is really just a follow up in terms of FXMarketSpace. In terms of the way that you are talking about it – and you sound quite optimistic – if you look at what is baked into consensus numbers at the moment, there is a £5 million or £6 million loss for this year. Are you optimistic that perhaps – and this is early days – you will be able to do better than that? I know it is binary, but when can we really start to see revenues and profits coming in for FXMarketSpace? Will it really be 2008, or can we see potentially a decent amount of profits coming in for FX MarketSpace in 2007?

        David Grigson: FXMarketSpace – let us deal with that – we are not changing our views on FXMarketSpace at all in terms of the financials, certainly not at this stage and there is no basis for doing that. This year’s numbers, some £10 million to £11 million of loss is our expectation. The run rate is a little less than that up to now but that is all pre-launch, post-launch, and clearly you see other things building in cost terms, and we are not expecting a significant amount of revenue this year. We do not expect to see very much at all until the back end of the year. That is what we have built into our model and it is too early to make any changes to that at this time.

        On the revenue progression, we knew about the strong January and the strong February at the time of our prelims and clearly that was taken into our guidance. In that sense, it is already in the numbers and in the expectations.

        On the progression point, the only thing you need to factor into the mathematics of this is just what the comparatives looked like last year. That is one issue, and you can recall particularly that, in our first quarter performance last year, the recurring revenues grew 2% but this year that has been 6%. The comparable there was not very tough and you will also recall that last year the quarter by quarter progression moved around from quarter to quarter. In fact, our strongest quarters were Q2 and Q3, both of which exceeded our overall performance for the year. So there is an element of lumpiness that contributed particularly to first quarter lumpiness again in that recoveries number – ex-recoveries, we grew closer to about 6%. The recoveries — as I said earlier in answer to a question from Paul – is more likely to be a first quarter factor and then wind its way out of the system a little. This means that if you want to take the progression, perhaps it is worth taking it from a 6% number towards something that averages 6% or better.

        I hope that has given you a little more flavour around that.

        Polo Tang: Could I just double check that, in terms of FX MarketSpace, you are saying that there will be £10 million of losses for this year? Is that for the joint venture as a whole, or is that just your share?

        David Grigson: That is our share, I think. That is what we said when we launched it.

        Alfred Tadros (Hyde Park Corporation): Good morning, gentlemen. I just wanted to ask another question about FX MarketSpace, but I will focus instead on asking a question about customer additions to the platform, and also about where FX MarketSpace is or is not. Of course, you need regulatory approval to roll out in some markets, so I would like to have a sense of where you are now and where it will be rolled out to this year.

        Tom Glocer: In terms of regulatory approvals, we have basically hit all of the large jurisdictions. We are regulated by the FSA, which gives us a passport across Europe. In the US, we have obtained whatever Fed approvals were necessary. We have been going systematically through Asia, which tends to be the area where you still have country-by-country. I do not have full recall, but I think we are up in Hong Kong and Singapore, which are the key markets. If you are really interested in Asia, we can obtain that information.

        In terms of the customer profile, we are now at 36 institutions that are live on the platform. Of those, it includes 15 clearing prime brokers, which is key because they pull in their wake, obviously, a lot of the buy side institutions. It is a good community. The pipeline is particularly good. So there are a whole bunch of firms which, for a variety of reasons – some were not in the early access programme to start with, others had their own technology integration issues where they were waiting for one of the feed companies to get into the market – so we should see that community of 36 build nicely.

      Alfred Tadros: Thank you very much.

        Charles Peacock (Seymour Pierce): I have one follow up question on the sales in the first quarter, as to whether there are any particular geographical trends that you could draw out, whether they are similar to the underlying revenue growth that you had seen geographically or whether there are different trends emerging?

        David Grigson: No trends which would suggest that revenue progression, quarter by quarter, is going to be diverted upwards or downwards in any particular area. We did have some stronger growth in some of the European markets that Tom mentioned, and certainly, when you compare this year’s first quarter performance with, say, that of last year, that is really a good improvement – France, Germany, particularly Switzerland as well – and that was helpful. In the Americas, we had a stronger year last year, both revenue and sales terms, and that has continued; similarly in Asia. So no real changes in the pattern of those sales.

        Craig Watson (JP Morgan): Just to go back to the Enterprise deals. I believe CS and Citi are actually up for renewal later this year. Can you confirm that that is the case? Can you also give us an idea of what the discussions are like? What the feedback is? Also, can you give us an idea of how you drive those deals forward in terms of revenue growth? What do you base your pricing on going forward? And how do you get more money out of your customers?

        Tom Glocer: There is nothing new under the sun so, ultimately, we get more money out of our customers as we deliver them the best possible value and price. The Enterprise deals tend to be three or four year contracts. There may be flexibility in the terms within them to go up or down and, typically, one of the advantages we bring is a comprehensive pricing policy, which gets away from the old style market data confrontation, where people are going around chasing every single terminal and, ‘Did my data appear here? Or there?’ ‘Did you redistribute it from a paying access to a non-paying one?’ ‘Did you calculate VAR using my real fund data?’ ‘Can I charge you for the VAR or not?’ What we have done, essentially, is reorient our commercial policy to be much more user friendly, in the sense of understanding what our clients are using a lot of the content for – say the driver pricing engine, or the driver risk management system – and then coming up with a package price to allow them to use our data flexibly to embed our RIC symbology deeply into their systems, use our data models and so on. I think of it as a real deepening of the Reuters relationship. That does not mean that if we fail to deliver adequate service they cannot rip us out. But it is more a relationship of trust. It takes a long time to negotiate and understand it.

        Some of these are coming up for renewal. Citi is certainly good for this year – but I do not expect any dramatic changes because, if anything, the direction that all of our customers are going is towards more of a need for precisely the set of tools we show up with. I am pretty hopeful that that will result in more of these sorts of deals, rather than fewer.

        Simon Baker (Credit Suisse): Two questions, please. One is in terms of the core revenue growth, which I think is 4.5% in the first quarter, or if we should adjust it for the Telerate migration impact, maybe it is over 5.5%. I am wondering whether your whole outlook for the medium term, 2-4%, in the light of your market share analysis as well, can be nudged up? Whether you think it is actually a 3-5% market for the core, now that past investment is kicking in?

        Secondly, in terms of the banking consolidation, Tom, you have been quite clear in terms of the potential ABN Amro/Barclays possible impact in 2009. Just to be clear, is that nevertheless still within your normal budgetary process – the extent to which such a consolidation is factored in?

        Tom Glocer: Yes. We have seen, certainly in my time, the entire Japanese banking industry consolidate into three or four groups; in the US, the interesting creation of JP Morgan out of Chase, Manny Hannny, Chemical, J P Morgan, H&Q – all sorts of Reuters customers. So that is just in the natural run rate but again, I would not want to see an ABN – one or two of those – every quarter. And it is not likely that we will, given some of the challenges.

        I will let David figure out whether we are beyond 2-4% to 3-5%. Our guidance looks good to us where we are. We have said 6% or better. We work very hard to make sure that it is on the better end of that continuum and we seem well-placed coming out of the first quarter.

        David Grigson: The only correction that I think I would make to your analysis is that at the same time you factor out, if you like, the Telerate drag, you probably also need to factor out the kind of one-off benefit from recoveries in this particular quarter. So those two really just cancel each other out, so your 4.5%, which is just over the top end of that 2-4%, is a reasonable number to take as our core growth rate.

        Miriam McKay: As there are no more questions, thank you everybody.

        - End of Conference call -

REUTERS

ANNUAL GENERAL MEETING

Thursday, 26 April 2006

Reuters Building

Canary Wharf

LONDON, UK

ANNUAL GENERAL MEETING

Niall FitzGerald

Chairman

        Ladies and gentlemen, welcome to Reuters’ 2007 Annual General Meeting. We are very pleased you have all been able to join us today and as we are now quorate, I can declare the meeting formally open. As this is my third Reuters AGM, or the third that I have chaired, I suppose I can no longer claim to be the new boy – probably quite the opposite, you might say – but my job and indeed that of my colleagues on the Board remains to bring the outside into Reuters and both to support and to challenge the management. That is our role.

        In the past few years, Reuters has become a very different company. In April 2005, we held the AGM in Canary Wharf in anticipation of our move here; we were then guests in Canary Wharf. Now, we are firmly part of the community and when you step outside, everywhere you look you are likely to see our clients. Back in 2005, our focus was still on restructuring work, on the Fast Forward, we were only just starting to look beyond recovery to growth. Now, as Tom will describe in more detail a bit later, the underlying business is growing strongly. Indeed, yesterday we reported 6.5% revenue growth in the first quarter of this year. What is driving this performance is innovation and market insight, just as was the case with Stockmaster in 1964, Monitor Dealing Service in 1981 and even the pigeons in the 1850s. Our joint venture with the Chicago Mercantile Exchange – FX Market Space – is the latest example of this innovative spirit.

        Our market place is changing and reinventing itself, some might say at warp speed. Developments in technology and regulation, in sources of capital, and client behaviour, are all contributing to a vibrant financial services and media market, but of course, change is not limited only to the markets which Reuters serves. To be successful in the future, we need to pay attention to wider global trends. No business, no matter how large or powerful, is immune to the undercurrents of the global economy. We are seeing unprecedented wealth creation, but we are seeing that wealth creation unevenly distributed. The threat of climate change, increasing geo-political tensions surround energy security and demographic imbalances pose significant threats to all of us, businesses and individuals, but also present opportunities.

        Our markets prefer stability and they need sustainability. Growth will come from a society that is economically stable, politically vibrant and that offers opportunity to all. These are the ingredients that will make for a strong global economy and, by implication, strong global business. Success, it seems to me, is about keeping one eye on our business and the other on the wider global markets. And, even more importantly, success is about having a culture that is adaptable and continually seeking to renew itself. This is why the management team and the Board have spent a lot of time thinking about the culture of Reuters and seeking to create the conditions that allow innovation and ideas to flourish, as well as ensuring that Reuters continues to attract and motivate global talent.

        I am pleased and was pleased to see in our most recent employee survey that nearly 90% of our staff are proud to be associated with Reuters and support the values for which the company stands. In order to attract and retain talent, we need to offer a wider purpose that simply improving the bottom line. That wider purpose is perhaps why some of you former employees of Reuters come back year after year to the AGM. We thank you for your continued support. You are an important part of the stakeholder community and the heritage of this extraordinary company.

        In recent years, pensions have been an area of particular concern for many of you and indeed, equally for the company. As you know, last year we agreed a package of measures with the trustees of our two UK final salary pension plans, to fund the pension deficit, to enhance the security of members’ existing benefits and to reduce the risks associated with managing the plans. Last year we made a contribution of £187 million into the two funds. This year we will make an additional payment of £40 million and contribute a further £4 million over the next three years. We have also reached an agreement with the RPF pensioners regarding the future service deficit; 95% of members elected to increase their own contributions to maintain these levels of benefits. The company has also significantly increased its contribution, both for those who elected to raise their contribution and for those who chose not to raise their contribution. Finally, both RPF and SPS members will see discretionary increases backdated to 11 January 2007.

        Ed Kozel, who is on my far left, has served the Reuters Board for seven years but, much to our regret, is stepping down this year. Ed has made an outstanding contribution to the life of Reuters and the Reuters Board. His exceptional experience and his personal success in the world of technology have been enormously valuable to this company. We are sad to see him go, he will be missed for many reasons, including his insight and his intense commitment to your company. Thank you, Ed.

        I am very pleased to welcome Nandan Nilekani, who is on my extreme right. Extreme left and right have no implications about their personal political preferences, by the way, I want to make clear! Nandan joined the Board in January this year. Nandan is one of India’s most successful business leaders and a key figure in the new global economy. He is Executive Chairman and one of the founders of Infosys, a world leading provider of IT consulting and services. Nandan brings a deep understanding of technology IT and globalisation and will be a huge asset to the Board. Welcome, Nandan.

        Let me deal with some administrative matters before we turn to the business of the meeting. First, on registration: you should have been given a card – blue, if you are a shareholder; pink, if you are a corporate representative; and white, if you are a proxy holder. If you do not have a card, please raise your hand so that we can issue you with one, assuming you are any one of those three. [Card passed to one shareholder]

        Secondly, I have to make the following statement, as required by US securities law: our discussion this morning may contain forward looking information concerning the near term prospects of company performance. Actual results may differ materially. You are invited to refer to section headed ‘Risk Factors’ on pages 65 to 67 of the Annual Report and the form 20-F for a discussion on some of the key factors that could cause actual results to differ materially from any information given today. Thank you. Thirdly, we announced yesterday Reuters’ results for the first quarter of this year. Copies of the release are available in the registration area, along with copies of our Annual Review and the full Annual Report and indeed the Form 20-F for 2006, which is also available in the registration area if you have not already seen them and if, indeed, you have a deep desire to see them.

        Before we attend to the formal business, Tom Glocer will discuss some of the significant developments at Reuters since our last Annual General Meeting.

Tom Glocer

Chief Executive

        Thank you, Niall. One of the signs of having a very supportive Chairman is that he reads the SEC boilerplate first, in an effort to make my remarks a little more interesting!

Energy and performance

        It is often said that to be a CEO you have to be hugely optimistic and certainly, over my first few years at the helm of Reuters, I needed not only huge reserves of optimism but lots of energy as well. I am happy to report that 2006 was finally the year in which all my optimism and affection for Reuters was repaid with reinvigorated performance and solid growth. In last year’s Annual Report, I said that the key drivers for 2006 would be: to deliver on our Core Plus investments; to accelerate our revenue growth; to continue to focus on customer service; and to maintain the good cost control of the past several years. Today, I can proudly say that we have delivered on each of those goals. We exceeded our Core Plus target of 1% in additional revenue growth on top of strong growth in the core. We continued to improve our customer service, as measured by our customer satisfaction data, and we kept good cost discipline in the business.

Slide

        This is now the fifth time I have had the honour to report our annual results to you as Chief Executive, so permit me a quick reflection on this period. When I first addressed you, in April 2002, Reuters was in deep trouble. The financial services markets were in freefall and Reuters had lost its competitive edge.

Reuters share price 2003 — 2006

        By April 2003, when I addressed you again, the Reuters share price had fallen below £1 and our revenues would decline by over 10% that year. You may remember then that I presented a tough plan to you, called Fast Forward, but few people – and certainly, few investors – believed that the company could recover. Two years later, by April 2005, the shares were up to around £4 and the nay-sayers had to admit that Reuters could cut costs and transform. But few, if anyone, believed that we could grow again. So it gives me really great pleasure to stand here before you, another two years on, and say that we are doing just that: we are growing and we are growing healthily. As I have mentioned, we exceeded our 2006 Core Plus revenue target and beat market expectations for the year by delivering total growth of 4.8%, when you exclude currencies and acquisitions. So, if last year was about restarting revenue growth with the help of our Core Plus activities, what is the mission for 2007?

Improved products and customer service

        It is simple. It is to accelerate on that revenue growth but, at the same time, to bring a growing proportion of those revenues down to the bottom line in profits, and we will do that by continuing to improve our products and our customer service. Yesterday, we released our first quarter results for 2007 and they showed that the growth is indeed accelerating, as Niall mentioned. We have had a very good start to the year. Underlying revenue growth accelerated to 6.5% and sales have been strong throughout the first quarter. I believe that our strategy is working because it is technologically innovative and it is deeply in tune with our customers.

Growth in electronic transactions

        Take, for example, the growth in electronic transactions. As part of our Core Plus strategy we developed a suite of products that are aligned to the growth of machine based activities such as algorithmic trading. Just as aeroplanes these days are largely flown by computers, so too, trading and financial markets have been transformed by data feeds, trading room systems and algorithms – all things that we at Reuters are very good at. An example of leadership in this area is the joint venture we created with the Chicago Mercantile Exchange to launch a new electronic system to trade foreign currencies. The venture, which is called FX Market Space, launched last month and allows participants to trade FX just as you might trade Reuters’ shares on an exchange. Early signs from the system are very positive. Overall, this is a great example of Reuters’ innovative streak at work, as well as proof that we will not just sit idly by and milk our best assets, but will seek to lead the market in new directions.

Strong year for editorial

        Some of you here today were once Reuters journalists and you will know that at the core of what we do is our journalism, in text, in photographs and in video. Last year was another strong year for Reuters Editorial. We increased our Editorial staff by over 130 and produced a slew of exclusives and beats from the ongoing war in Iraq, to the Israeli-Lebanon conflict and to the World Cup competition, on a happier note. Our media business performed very well across both its agency and consumer units. In the agency business, we benefited as western publishers and broadcasters retrenched and continued to pull back their journalists to home base and newspapers scrambled to add video to their web sites. In our direct to consumer unit, revenues grew 39% to £27 million, mainly from advertising.

Capturing history

        Our journalists, our photographers and our cameramen continue to capture history in real time and without them, much of what happens in the world would go unseen. The bravery, quality and motivation of Reuters journalists around the world remain a great inspiration to me and to our entire staff.

        Speaking of journalists, I would like to introduce a special one. David Schlesinger, our new Editor-in-Chief, is going to share with you his perspective on leading Reuters Editorial. Thank you.

David Schlesinger

Editor-in-Chief

[Presentation with photographs]

        Thanks, Tom. I was proud and honoured to take up the role of Editor-in-Chief in January, succeeding one of Reuters’ great editors, my friend, Geert Linnebank. I spent my journalistic career at Reuters living and working in all three regions that we have – Asia, the Americas and now Europe, Middle East and Africa. This is a company in my blood. This is a company whose values are my values. This is a company with a noble mission that I share. As Editor-in-Chief, I am custodian of more than 155 years of great journalistic traditions, from the first pigeon missive in 1850, to despatches via Intranet from Afghanistan today. Reuters News moves markets and helps our customers make informed decisions.

        So how did we do just that last year? We have had some great stories and the chance once again to make a real difference with our reporting, editing, photography and video. We have broken some exciting news and along the way, we have won some well deserved awards. As Tom mentioned, one of the major news events in the sporting calendar was, of course, the World Cup in Germany. Reuters was there, covering all the action in full across text, photography, video and graphics, as well as on our own dedicated World Cup web site. We have always made use of the latest and the best technology and, at the World Cup, we debuted our new, remote photo-editing software tool, enabling us to deliver the images of Italy lifting the trophy to the world’s waiting media within four minutes. This gave Reuters’ clients the front page they needed, when they needed it.

        On the same theme, we got the football scoop of the year, when David Beckham called our correspondent with the news that he was leaving Real Madrid for LA Galaxy. Every major news organisations credited Reuters and even his employer at the time rang us to check the details of the deal!

        Of course, at the core of our heritage is our coverage of financial, economic and business news. Reuters will always focus on supplying our financial clients with trusted news that helps them make sense of the markets, including news from the BRIC economies of Brazil, Russia, India and China. As a Chinese speaker, and someone who worked in Taiwan, Hong Kong and China itself, I paid personal attention to our output on this emerging colossus. Last year, we increased our coverage of the nation, leading the story of a huge wave of capital raising, including flotations worth £50 billion. Reuters was ahead for 15 hours with the exclusive that China’s Central Bank Governor, Zhou Xiaochuan had a plan for diversifying his $1 trillion in foreign exchange reserves – news which rattled financial markets world-wide for days, causing the US dollar to tumble and gold, silver and platinum to jump. We will continue to increase our coverage of China as its economic strength starts to have a strong foreign policy dimension. All that affects prices and markets and world risk profiles. These are areas central to Reuters’ mission.

        One of the big financial stories of last year was, of course, the rocketing of commodity prices – oil, copper, gold, grains. China had a role in this, of course, but it was a global story that used Reuters’ global strengths. Our long history of expertise in covering energy, metals and agricultural markets, plus our unrivalled network of bureaux for breaking news from key producer countries, gave us the edge on this big story of the year. We were ahead on the rise of resource nationalism in producer countries like Russia and Venezuela, turmoil in Lebanon and Iraq, Iran’s nuclear stand-off with the West, industrial action by miners, militancy in Nigeria, drought in grain producing regions and the rise of bio-fuels.

        Of our many market moving stories, one that stood out was an exclusive on the European Union’s infant carbon emissions market, a story that saw the value of CO2 move by a third.

        One of the key areas I am pushing as Editor-in-Chief is deeper specialisation across our news output. We have always put special value on journalists who have real insight into the countries they operate from and last year, across Latin America, that expertise was vital as 12 countries across the region held elections. The Reuters teams across the continent met the challenge with fast and comprehensive coverage that no other news organisation was able to match.

        Reuters has a special ability to provide the world’s best global multi media report, something that, particularly for an unfolding story like the war in Iraq, our clients are finding increasingly valuable. While many western media have pulled out, we remain as committed as ever to covering that conflict. We have an extensive news, photos and video operation across the country. Working from our large protected news room in Baghdad and from cities right across Iraq, Reuters’ team, most of them local Iraqi journalists, risk their lives every day to bring the story to the world. Among their scoops, one of the most notable was an interview with the Iraqi Prime Minister, Nuri Al-Maliki, that blew the lid on the tensions between Maliki and the Bush administration. I am particularly keen this year to look at how we can expand beyond our core news coverage. Our industry is changing. Our readers are changing. We need to lead the changes in the profession. We are experimenting more with blogs, collaboration tools and innovations, like the first virtual bureau in a place called ‘Second Life’, as well as investing in lifestyle in expanding our features service.

        Finally, I wanted to say something about ethics. As I mentioned at the start of this presentation, Reuters’ values are my values, but I am not alone in this. I can say, hand on heart, that every one of our 2,400 journalists lives the Reuters editorial values every day of their lives. As Editor-in-Chief, I will continue the great work of my predecessors in promoting, protecting and pushing the values of independence, integrity and freedom from bias in every piece of content we create.

        But sometimes, we have to hold up our hands and admit we have made a mistake, that honesty is a key part of the Reuters’ tradition in values. Some of you will recognise this photo. It was taken by a freelance photographer we employed, and showed the aftermath of an Israeli bombing raid on Beirut. The photograph on the left sparked a major debate after bloggers in the United States correctly identified that he had digitally manipulated the photo to darken the plume of smoke. We acted, like we always will, immediately. We severed all ties with the photographer and removed every photograph he ever took for Reuters from our catalogue of archive photos to sell. We launched an investigation, took disciplinary action and tightened procedures, after we concluded that human error on the part of the management process shared in the blame. I now believe we have the strictest set of principles to guide our editorial output in the entire industry. Our reputation, our heritage, our values: these are too important to be undermined by the actions of one rogue operator. Be sure that, as Editor-in-Chief, I will stamp down hard on any threat to the values that guide us.

        Finally, on a proud note, I am happy to say that last year Reuters won a number of text, photography, video and on-line accolades, including repeat success at the renowned World Press Photo Awards. Reuters was awarded the first prize in the spot new single category, following two years of successively winning the World Press Photo of the Year Award. I am very honoured to be your new Editor-in-Chief and I am looking forward to delivering for our customers and creating a news business that is the envy of the industry.

        Thank you very much. Now back to you. [Applause]

        Niall FitzGerald: Thank you, David and thank you, Tom. Now, despite what you heard about the ubiquity of technology in our business, I would like you to know that there are no current plans for the AGM to be chaired by a computer – that I am aware of, anyway!

        With your permission, I would now like to proceed to the formal business of the meeting. If there are no objections, I propose to take the Notice of the Meeting as read? Thank you. As in recent years, the Board has proposed that voting at this Annual General Meeting will be conducted using a poll, rather than on a show of hand. Voting using a poll is considered more transparent and equitable, since the voting intentions of all members are taken into account, not just those attending the meeting. The votes of all shareholders, including those cast by proxy, can be counted when using a poll.

        I would now like to invite you to ask any questions you might have for either myself or the Board, before we conduct the poll. Please, can I remind you that only people in possession of a blue or pink card may ask questions?

        Question: We have had a lot of good news today and we have also had a hint that there will be another £40 million put into the pension fund. Will our equity be a portion of that £40 million which you are putting into the pension fund? That would help the share price!

        Niall FitzGerald: Neat idea. David, you might want to think about that? We have committed the £40 million – it is not a hint, it is a solid commitment which has been agreed with the Trustees. It would probably be better practice if that were to go in in cash, so that the Trustees and those managing the funds on behalf of the pensioners can then decide how that is best deployed. Should they wish to deploy that back by buying Reuters shares, which are clearly extraordinarily good value, that is a matter for them but not for us. Thank you.

        Question: This is the first AGM I am attending at Reuters. I know two of you, Sir – you and Mr Strachan. Because I know both of you, I start with an Indian adage, which is the saying, ‘Past is past. Forget the past’. Now you might wonder why I am saying this. When I read your biography, there is no mention of Unilever. Is it that you wanted to use that adage? Or is it editor’s censorship?

        Niall FitzGerald: I am not aware of it being either! I am certainly seeking to use that –

        Question: I am not finished, Sir! With Mr Ian Strachan, I asked him how BTR, a £10 billion company, was demolished. That is why probably you might want to forget the past but as far as I am concerned, I do not want to forget the past, because I sold Reuters shares at £16 per share, and went to sleep on 23 March 2000. After that, I have come in here.

        Now, on the report you talk about the key facts about Reuters and that £661 million buy-back and dividend. Buy-back is a ploy to cover up the lapse of the board, as far as the shareholders are concerned. If you have already had two years, let me quote the market capitalisation of this company: on 18 April 2004, it was £5.94 billion and on 22 April this year, it was £6.13 billion. Sir, this is an increase of 3%. You have taken a salary of 15.6% since last year, and you have given a dividend to us of 10%. Why are you entitled to have 15.6% while we have only 10%? Mr Strachan is Chairman of the Remuneration Committee. With the kind of figures I am quoting, you do not deserve for the Board collectively to get some £5 million, with a turnover of £3 billion or thereabouts. There are many companies, double that, who do not make such high payments.

        My question to you, therefore, and to everyone is: during the French election, all three presidential candidates said they are going to bring morality to the danger money paid to boards. One has gone; two remain, of whom one will go, but do you think they will bring morality to pay for failures by the Board? I doubt it.

        Niall FitzGerald: Is that the question? I want to be clear what the question is that I am answering. Is it about the morality? All right. I need to pray the indulgence of the shareholders while I proceed through this list of linked questions.

        Firstly, you are absolutely right, I have just looked while you were speaking and for some reason, my 37 years at Unilever is not noted in the CV which is in the Report and Accounts. That is an omission, not a deliberate omission on my behalf. I am extraordinarily proud of my 37 years at Unilever, but it is an omission and will be corrected. Thank you very much for pointing that out.

        On the subject of the performance of the company, I will come back to Tom on that because he is rightly, as are the Board, immensely proud of the performance of the company over the last three years.

        On the issue of my own remuneration, when I joined as Chairman on 1 October 2004 a fee was agreed which has not changed since then, so your reference to the 15.6% I do not entirely understand. On the morality issue, that is a matter of judgment. All of us, in our different ways have ongoing concerns about the equity or lack of equity in the distribution of wealth in the communities in which we live. The responsibility of this Board is to ensure that we have executives and those leading the business who are best we can find and the world in which we live requires us to pay the market rate for that. And Ian Strachan, as Chairman of the Remuneration Committee, exercises that responsibility with great professionalism and great diligence.

        Tom, would you like to talk about the performance of the company? I did not entirely understand the thrust of the question.

        Tom Glocer: I would certainly support the Indian proverb you mentioned, because it is the way I have tried to approach, certainly, my five and a half years here, which is ‘past, past, past is the past’. We inherited a wonderful company in a difficult time and I have been focused on how we fix, how we improve and now, how we grow the company, rather than, ‘How did we fall once from £16 to below £1?’ I am happy we hit £5 a couple of weeks ago and I hope we get back there and above in time to come and that is what I dedicate all my energies to.

Question: Sir, you got it wrong. I did not say that you got 15.6%. Collectively the Board got that.

        Niall FitzGerald: I see. Well, we could get into the desegregation of that, which is probably something that we should deal with, if you would be happy to do so, outside the meeting because I do not want to take the time and crave the indulgence of the shareholders while we go through each individual director and why that salary increase, whether they are executive or increases in fees for non executive directors were appropriate. My view and that of the vast majority of our shareholders who have voted in favour of the Remuneration Report, is that that was an appropriate reflection of the contribution to the business over the last year.

        David Roberts: Perhaps I could ask Tom my usual question? If he is able to give us some indication of the current net new monthly recurring revenue position?

        Tom Glocer: We made public at the first quarter that our net sales in January were the highest level going back to 1994 that they have been and February and March, although not quite as high as the great start to the year, were also very strong. So we have had the best first quarter in sales terms which, as you well know, do not immediately turn into revenue until we then install what we have sold. But it is a very good start to the year. I am pleased with the 6.5% revenues we achieved and the sales rate should indicate more good things to come.

        Niall FitzGerald: I think that is the most positive response you have had to that question in the three years that I have been here, David! That should represent progress.

        Alan Ferguson: I left Reuters about eleven years ago and since then, I have been talking to various people and Bloomberg seems to come up quite often. How are we competing against Bloomberg at the moment?

        Tom Glocer: A very timely and good question because yesterday, we released the results of our annual market share study. We survey our customers and the markets to understand how we are doing, not just overall but geographic market by market and product market or asset class market. And the upshot is that on a revenue market share basis – so counting the money that Reuters and Bloomberg take – we are basically neck and neck at this point. Reuters gained a bit of share last year; Bloomberg gained a bit of share last year. But the overall and good trend is that over a long period of time, obviously, Bloomberg built up a huge amount of share, taking much of it from Reuters. We have stopped that gaining. We are holding our own. In many markets we are actually taking a bit of share, so there are two ways of looking at it. The ‘glass half empty’ would be ‘How in the world did Reuters ever allow so much of its market to be taken by an upstart competitor?’ My tendency to look forward and ‘glass half full’, is ‘We are competing very well now and our own data show we are holding our own’.

        Audrey Eyre: We were shown a most inspiring film – either last year or the one before – a documentary by one of the journalists who had been in Jerusalem for some eight or ten years. He was going off to China. I do not remember his name but I would love to know how he is and whether he is still reporting for Reuters or whether he has gone on to other things.

        Tom Glocer: The film was Shooting under Fire, a movie about the chief photographer in Jerusalem – he is now in Beijing.

        David Schlesinger: Yes, he is doing very well and the photography out of Beijing as we prepare for the Olympics is really something to treasure. Both he and the team that he has are doing very well.

        Audrey Eye: I am very pleased because he clearly had quite a tough time and he was thinking of his family when he transferred to China.

        Niall FitzGerald: Thank you, Audrey. We will pass on to him your good wishes.

        Dr Forbes Catto: When I turn on my daughter’s television and look at her free digital programme, I see Bloomberg quite freely transmitting all the share prices and so forth, each day. Does Reuters do this? Or am I completely ignorant and you do the same but I have missed it?

        Niall FitzGerald: The simple answer is No, we do not. Certainly not for general consumer consumption, but Tom may like to say a little more about the background to that?

        Tom Glocer: It is an interesting question that we think about a lot, which is what the value is to having a consumer service. Bloomberg, as you know, is a private company and takes a very long term perspective and is willing to wear quite a lot in the way of losses. To my knowledge, their television service remains loss-making all around the world but is a very useful tool in brand building. I have always felt that the right way for Reuters is not to be copycat but to understand what the goals are that you are trying to achieve, and then look at the best ways available to you consistent with profit delivery to get there. So we have a very wonderful brand building ability, thanks to our media assets, include our television, which is seen through about 600 broadcasters around the world who, typically, credit Reuters. We are also experimenting on both Reuters.com with delivery of video – because as technology changes, what linear broadcast television really means, we see a convergence coming with computer delivered television, and in certain emerging markets like India we have gone as far as launching a joint venture directly in television.

        So what I would say is that as the company now is healthier, we are turning our attention to reinvesting some of that profit in brand building, but only to the extent where we can see a payback, rather than just to see the glory of the name spread about.

        Question: Would I be right in my assumption that, with the board outside showing a list of voting statistics by shareholders, your positions and your remuneration packages have already been accepted long before we even get to this meeting?

        Niall FitzGerald: They are accepted in the sense that we have to ask shareholders to vote on the resolutions before you at the Annual General Meeting and not all shareholders wish to attend the Annual General Meeting. So as good governance requires, we invite them to vote by proxy. So what you see outside are those who have chosen to exercise their votes by proxy, those votes which will be taken into account in the poll which we will have shortly. What you see outside, therefore, are simply the addition of the votes of those people who are not here, although it does not stop you from coming to the meeting – you can vote by proxy and still arrive at the meeting – but people who feel that they want to express their view on the various resolutions, either for, against or abstain, and that is what they have done. So at the end of the day, we have to take account, constitutionally and in every other respect including equitably, of the weight of the votes of every shareholder who has a share in the company. That is all you have seen there.

        Thank you. If there are no other questions then, thank you for those. We will now conduct the poll on the resolutions we propose at this meeting. Lloyds TSB registers will act as scrutineers and they will deliver the result to me shortly after the completion of the poll. If you have already voted by proxy card and do not wish to change the way you have voted, you do not need to complete a poll card. Should you require assistance, stewards will be on hand to assist with the completion of the poll card.

        When you were registered, you were given a voting card. Shareholders received a blue card, appointed proxies received a white card and corporate representatives a pink card. On the reverse of these cards is a poll card detailing Resolutions 1 to 21. Please complete your poll cards now, with your full name including the full names of joint holders which should be quoted. You should place a cross in either the ‘for’ or ‘against’ box for each resolution, unless you choose to abstain from a resolution, in which case you place a cross in the ‘vote withheld’ box. Once you have finished, please sign your poll card. At the end of the meeting, please place your poll card in one of the poll boxes situated at the rear of the hall. This will then conclude the poll.

        As I said, the result will be announced some time later this afternoon. It will be shown on our web site and also announced on the London Stock Exchange.

        That concludes the meeting. Thank you very much for attending and I hope you will take the opportunity of joining me and my colleagues for some refreshments a ‘little light lunch’ as they say, outside.

— End of meeting —

RNS Number:6178V
Reuters Group PLC
26 April 2007

         RESULTS OF REUTERS AGM RESOLUTIONS

London — At the Reuters Annual General Meeting, held today, shareholders passed all resolutions. Results of the votes are available on http://about.reuters.com/investors/shareholder/agm/index.asp

Contacts

Investors
Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Press
Steve Clarke
Tel: +44 (0) 207 542 6865
steve.clarke@reuters.com

This information is provided by RNS The company news service from the London Stock Exchange